Exhibit 3.1.1

AMENDMENT

TO

THE AMENDED AND RESTATED

CERTIFICATE OF INCORPORATION

OF

MARKETO, INC.

Marketo, Inc., a corporation organized and existing under the laws of the State of Delaware (the “Corporation”), hereby certifies as follows:

1.             The name of the Corporation is Marketo, Inc., and the original Certificate of Incorporation of this Corporation was filed with the Secretary of State of the State of Delaware on December 17, 2009.

2.             This Amendment to the Amended and Restated Certificate of Incorporation (the “Certificate of Amendment”) has been duly adopted in accordance with Section 242 of the Delaware General Corporation Law (the “DGCL”) and further amends the provisions of the Corporation’s Amended and Restated Certificate of Incorporation (the “Restated Certificate”).

3.             The terms and provisions of this Certificate of Amendment have been duly approved by written consent of the required number of shares of outstanding stock of the Corporation pursuant to Subsection 228(a) of the DGCL.

4.             A new Section AA of Article IV of the Restated Certificate is hereby added to read in its entirety as follows:

“Reverse Split.  Immediately upon the filing of this Certificate of Amendment, each two (2) outstanding shares of Common Stock, each two (2) outstanding shares of Series A Preferred Stock, each two (2) outstanding shares of Series B Preferred Stock, each two (2) outstanding shares of Series C Preferred Stock, each two (2) outstanding shares of Series D Preferred Stock, each two (2) outstanding shares of Series E Preferred Stock, each two (2) outstanding shares of Series F Preferred Stock and each two (2) outstanding shares of Series G Preferred Stock will be exchanged and combined, automatically and without further action, into one (1) share of Common Stock, one (1) share of Series A Preferred Stock, one (1) share of Series B Preferred Stock, one (1) share of Series C Preferred Stock, one (1) share of Series D Preferred Stock, one (1) share of Series E Preferred Stock, one (1) share of Series F Preferred Stock and one (1) share of Series G Preferred Stock, respectively (the “Reverse Stock Split”).  The Reverse Stock Split shall also apply to any outstanding securities or rights convertible into, or exchangeable or exercisable for, Common Stock or Preferred Stock of the Corporation.  The Reverse Stock Split shall be effected on a certificate-by-certificate basis and no fractional shares shall be issued upon the exchange and combination.  In lieu of any fractional shares to which the holder would otherwise be entitled, the Corporation shall pay an amount of cash equal to the product of (i) the fractional share to which the holder would otherwise be entitled and (ii) the then fair value of a share as determined in good faith by the Board of Directors of the Corporation.”

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IN WITNESS WHEREOF, MARKETO, INC. has caused this Certificate of Amendment to be signed by its President and Chief Executive Officer this 3rd day of May, 2013.

MARKETO, INC.

By:	/s/ Phillip M. Fernandez
Phillip M. Fernandez
President and Chief Executive Officer

[Signature Page to Certificate of Amendment of Marketo, Inc.]